UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐                       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission file number 001-16671

AMERISOURCEBERGEN EMPLOYEE INVESTMENT PLAN
(Full title of the plan)

AMERISOURCEBERGEN CORPORATION
(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

AmerisourceBergen Employee Investment Plan
Financial Statements and Supplemental Schedules
December 31, 2018 and 2017 and for the year ended December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the AmerisourceBergen Employee Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the AmerisourceBergen Employee Investment Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2018 and delinquent participant contributions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedules is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan's auditor since 1986
Philadelphia, PA
June 17, 2019

AmerisourceBergen Employee Investment Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2018	2017
Assets
Investments at fair value
Registered investment companies	$272,576,206	$296,362,374
Common collective trust fund	75,671,789	72,894,249
Commingled funds	659,315,257	667,217,918
Common stock fund	60,761,446	87,250,311
Investments at contract value	10,955,292	—
Total investments	1,079,279,990	1,123,724,852

Receivables
Unsettled trades	42,046	52,408
Notes receivable from participants	24,362,042	25,568,327
Employer contributions	6,985,220	1,417,799
Employee contributions	2,395,601	2,295,014
Total receivables	33,784,909	29,333,548

Net assets available for benefits	$1,113,064,899	$1,153,058,400

See accompanying notes.

AmerisourceBergen Employee Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Changes to net assets attributed to investment loss:
Interest and dividend income	$18,934,114
Net depreciation in fair value of investments	(97,178,884)
Total investment loss	(78,244,770)

Interest income on notes receivable from participants	1,001,105

Contributions:
Participant	72,146,451
Employer	31,456,335
Rollover	13,223,293
Total contributions	116,826,079

Benefits paid to participants	(123,576,743)
Administrative expenses	(1,271,601)

Net decrease in net assets available for benefits before transfers	(85,265,930)

Transfers in from merged plans	45,272,429

Net decrease in net assets available for benefits	(39,993,501)
Net assets available for benefits:
Beginning of year	1,153,058,400
End of year	$1,113,064,899

See accompanying notes.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements
December 31, 2018

NOTE 1 - DESCRIPTION OF PLAN

The following description of the AmerisourceBergen Employee Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers eligible employees of AmerisourceBergen Corporation and affiliated companies (collectively, the "Company" or "Employer"), who have at least 30 days of continuous employment or 1,000 hours of service during 12 consecutive months, beginning with the first hour of service. If not already enrolled, eligible full-time employees are automatically enrolled in the Plan on the first day of the month after 90 days of continuous employment (30 days of continuous employment for rehired participants who had previously met the eligibility requirements) unless they waive participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The AmerisourceBergen Corporation Benefits Committee is responsible for the general administration of the Plan.

Contributions

Prior to January 1, 2018, each year, participants were entitled to contribute 1% to 25% of their pretax annual compensation, as defined in the Plan. Effective January 1, 2018, each year, participants are entitled to contribute 1% to 50% of their pretax annual compensation, as defined in the Plan. The Plan includes a Roth feature, and, effective January 1, 2018, a Roth conversion feature was added to the Plan. If automatically enrolled, a participant's deferral is set at a 5% pretax contribution rate of eligible compensation until changed by the participant. The automatic deferral percentage increases by 1% each year on the anniversary date of the participant's automatic enrollment date that occurs after January 1, 2016, but will not exceed 10% of compensation. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions and/or transfers from other qualified defined benefit or defined contribution plans. The Company contributes to the Plan for each participating employee an amount equal to 100% of the participant's contributions up to 3% of the participant's eligible pretax compensation. Effective January 1, 2019, the Company contributes to the Plan for each participating employee an amount equal to 100% of the participant's contributions up to 3% and 50% on the next 2% of the participant's eligible pretax contributions. All contributions are subject to certain limitations of the Internal Revenue Code ("IRC").

At the discretion of the Company, additional amounts may be contributed to each eligible participating employee's account annually. The Company approved $4,498,584 of discretionary contributions for the 2018 Plan year.

Upon enrollment, a participant may direct the investment of employee and employer contributions to any of the Plan's fund options. However, effective January 1, 2018, no new contributions under the Plan or amounts in an existing account under the Plan shall be invested in the AmerisourceBergen Common Stock Fund, and cash dividends paid on AmerisourceBergen Corporation's stock will be invested in accordance with the individual participant's investment allocations for new contributions as of the dividend payment date. Participants may change their investment options at any time. Participants that are automatically enrolled have their initial contributions invested in a Fidelity Institutional Asset Management Target Date Commingled Pool - Class S retirement date fund based upon their anticipated retirement dates until they change their election. The Company's contributions are invested in the same manner as that of the participant's elective contributions.

Transfers in from Merged Plans

Transfers in from Merged Plans were primarily comprised of the transfer of assets from the H.D. Smith, LLC Profit Sharing and 401(k) Plan ("H.D. Smith Plan") and the Valley Wholesale Drug Co., Inc. 401(k) Plan ("the Valley Wholesale Plan"), collectively the "Merged Plans." Effective July 1, 2018, participants of the Merged Plans became participants in the Plan. The assets attributable to the accounts of participants in the H.D. Smith Plan of $42,944,266 and the assets attributable to the accounts of participants of the Valley Wholesale Plan of $2,328,163 were merged into the assets of the Plan on July 1, 2018.

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contributions and the Company's contributions and allocations of Plan earnings and is charged with the investment fund's underlying administrative expenses. Plan earnings are allocated based upon the participant's share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant's account balances, as defined in the Plan's provisions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their own contributions and actual earnings or losses thereon. In addition, participants are immediately vested in their Company matching contributions and actual earnings or losses thereon, except for certain participants merged into the Plan whose former matching contributions continue to vest according to the predecessor plan's vesting provisions.

The vesting of the Company's discretionary contributions, if any, is based on a graded schedule as follows:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last twelve months, or 50% of their vested account balance. This amount will be transferred from the participant's account and placed in a separate participant loan fund. Interest charged on participant loans is credited to the individual participant accounts.

The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed ten years. A participant may not have more than one loan outstanding at any point in time, and, effective January 1, 2018, a participant must wait at least three months before applying for a new loan following repayment in full of the prior loan. Participant loans are collateralized by the vested balance in the participant's account and bear interest at the Prime Rate (as determined by the Plan administrator as of the date the loan is processed), plus one percent. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined in the Plan, occurs. Principal and interest are paid through payroll deductions. As of December 31, 2018 and 2017, participant loans are shown as a receivable of the Plan. Interest rates on loans outstanding as of December 31, 2018 ranged from 3.00% to 10.50%.

Payment of Benefits

Upon termination of service, death, disability, or retirement, the vested portion of a participant's account, less any loans outstanding, may be distributed in a lump sum (or, in certain defined situations, in annual installments). Effective January 1, 2018, participants who terminate employment on or after attainment of age 55 are permitted to take installment distributions of their vested plan benefits. A participant whose vested account balance is $1,000 or less shall immediately receive the entire vested account balance. In addition, hardship withdrawals are permitted if certain criteria are met. Hardship withdrawals require a suspension from contributions to the Plan for a period of six months after receipt of the distribution. Effective January 1, 2019, hardship withdrawals do not require a six-month suspension from contributions to the Plan.

Forfeited Accounts

If participants separate from service before becoming fully vested in their accounts, the portion of the account attributable to nonvested Employer discretionary contributions, plus/minus actual earnings or losses thereon is not forfeited until the earlier of the date the participant receives a distribution or the date the participant incurs a five-year break in service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. During the year ended December 31, 2018, employer matching contributions were reduced by $2,654,461 from forfeited nonvested accounts. Forfeited nonvested balances totaled $50,820 and $2,258,366 as of December 31, 2018 and 2017, respectively.

Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales, and transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company and are excluded from these financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan's net assets available for benefits, after Plan expenses, will be distributed to each participant according to his or her account balance, which will be immediately 100% vested.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

New Accounting Pronouncements

In July 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2018-09, Codification Improvements. ASU 2018-09 removes the stable value common collective trust fund from the illustrative example in paragraph 962-325-55-17 to avoid the interpretation that such an investment would never have a readily determinable fair value and, therefore, would always use the net asset value per share practical expedient. Rather, a plan should evaluate whether a readily determinable fair value exists to determine whether those investments may qualify for the practical expedient to measure at net asset value in accordance with Topic 820. The guidance is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. The guidance is to be applied prospectively as it affects the fair value disclosures only. The Plan continues to evaluate the impact of adopting this new accounting standard.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements in Topic 820. The guidance is effective for fiscal years beginning after December 15, 2019. The guidance is to be applied prospectively or retrospectively, depending on the different provisions. The Plan continues to evaluate the impact of adopting this new accounting standard.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Shares of registered investment companies are quoted at market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan's interest in the commingled funds and common collective trust fund is valued at net asset value per unit, which is determined by dividing the fund's net assets at fair value by its units outstanding at the valuation date. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements

probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) of the commingled funds and the common collective trust fund may occur daily. The AmerisourceBergen common stock fund is valued at its year-end closing price (constituting market value of shares owned, plus a small percentage of un-invested cash position).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are recorded as a component of dividend income. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held, during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

NOTE 3 - FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1	Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets;

b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3
Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own judgment about the assumptions that a market participant would use in pricing the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.

Below are the Plan's financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy levels:

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Registered investment companies	$272,576,206	$—	$—	$272,576,206
Common stock fund	60,761,446	—	—	60,761,446
Total assets in the fair value hierarchy	333,337,652	—	—	333,337,652
Common collective trust fund(a)(b)	—	—	—	75,671,789
Commingled funds(a)(c)	—	—	—	659,315,257
Investments measured at net asset value	—	—	—	734,987,046
Investments at fair value	$333,337,652	$—	$—	$1,068,324,698

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment companies	$296,362,374	$—	$—	$296,362,374
Common stock fund	87,250,311	—	—	87,250,311
Total assets in the fair value hierarchy	383,612,685	—	—	383,612,685
Common collective trust fund(a)(b)	—	—	—	72,894,249
Commingled funds(a)(c)	—	—	—	667,217,918
Investments measured at net asset value	—	—	—	740,112,167
Investments at fair value	$383,612,685	$—	$—	$1,123,724,852

(a)
In accordance with Subtopic 820-10, common collective trust fund and commingled funds are measured at net asset value per share and have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the accompanying statements of net assets available for benefits.

(b)
The investment objective of the Fidelity Managed Income Portfolio II ("MIP II") is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, MIP II invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into "wrap" contracts issued by third-parties, and invests in cash equivalents represented by shares in a money market fund. MIP II seeks to minimize their exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. MIP II's ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations. Withdrawals from MIP II directed by the Company will be made within the twelve-month period following the trustee's receipt of the Plan's written withdrawal request. Participant-directed redemptions have no restrictions.

(c)
The investment objective of each Fidelity Institutional Asset Management Target Date commingled fund is to achieve a high total return until its target retirement date and thereafter to seek high current income and as a secondary objective, capital appreciation. Generally, each commingled fund invests in a combination of equity, fixed-income and short-term funds. Liquidation of the Fidelity Institutional Asset Management Target Date group trust requires a 30-day prior notice. Participant-directed redemptions have no restrictions.

NOTE 4 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan's assets include a Guaranteed Interest Balance Contract fully benefit-responsive investment contract with Principal Life Insurance Company ("Principal"). The contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2018, the contract value of the fully benefit-responsive investment contract was $10,955,292.

The traditional investment contract held by the Plan is a guaranteed investment contract with a maturity year of 2025. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The interest rate is based on a formula established by the contract issuer but may not be less than one percent and is reviewed on an annual basis for resetting.

The contract shall terminate upon the contract value being transferred to other plan investments or upon liquidation. No events or circumstances, including but not limited to bankruptcy and mergers, would allow Principal to terminate the contract with the Plan and settle at an amount different from contract value.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements

NOTE 5 - RELATED PARTY AND PARTY-IN-INTERST TRANSACTIONS

The Plan invests in shares of registered investment companies, commingled funds, and common collective trust fund managed by an affiliate of Fidelity Management Trust Company ("Fidelity"). Fidelity acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules under ERISA.

The Plan held investments in AmerisourceBergen common stock with a fair value of $60,761,446 and $87,250,311 as of December 31, 2018 and 2017, respectively. Dividends of $1,334,777 were received during the year ended December 31, 2018.

NOTE 6 - TAX STATUS

The Plan received a determination letter from the Internal Revenue Service ("IRS"), dated February 1, 2017, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate and market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$1,113,064,899	$1,153,058,400
Participant loans deemed distributed	(415,933)	(313,345)
Net assets available for benefits per Form 5500	$1,112,648,966	$1,152,745,055
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to net loss per Form 5500:

Net decrease in net assets available for benefits before transfers per the financial statements	$(85,265,930)
Less: Change in amounts for deemed distributions of participant loans	(102,588)
Net loss per Form 5500	$(85,368,518)

AmerisourceBergen Employee Investment Plan
EIN: 23-3079390 Plan #: 010
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
Year ended December 31, 2018

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected [1]	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$54	$54	$—	$—	$—
	$54	$—	$—	$—

[1]
Represents delinquent participant contributions from the June 15, 2018 pay period related to the H.D. Smith Plan, prior to the merger into the Plan. The Company remitted the delinquent contributions to the Plan on May 22, 2019. The Company intends to file the required Form 5330.

AmerisourceBergen Employee Investment Plan
EIN: 23-3079390 Plan #: 010
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	American Funds EuroPacific Growth Fund - Class R6	Registered Investment Company	$15,389,384
*	Fidelity 500 Index Fund	Registered Investment Company	51,088,312
*	Fidelity Global ex U.S. Index Fund	Registered Investment Company	5,175,269
*	Fidelity Growth Company Commingled Pool	Commingled Fund	101,878,959
*	Fidelity Institutional Asset Management Target Date 2005 Commingled Pool - Class S	Commingled Fund	1,622,824
*	Fidelity Institutional Asset Management Target Date 2010 Commingled Pool - Class S	Commingled Fund	6,363,430
*	Fidelity Institutional Asset Management Target Date 2015 Commingled Pool - Class S	Commingled Fund	12,279,368
*	Fidelity Institutional Asset Management Target Date 2020 Commingled Pool - Class S	Commingled Fund	63,608,278
*	Fidelity Institutional Asset Management Target Date 2025 Commingled Pool - Class S	Commingled Fund	74,943,579
*	Fidelity Institutional Asset Management Target Date 2030 Commingled Pool - Class S	Commingled Fund	101,368,841
*	Fidelity Institutional Asset Management Target Date 2035 Commingled Pool - Class S	Commingled Fund	91,593,759
*	Fidelity Institutional Asset Management Target Date 2040 Commingled Pool - Class S	Commingled Fund	77,256,253
*	Fidelity Institutional Asset Management Target Date 2045 Commingled Pool - Class S	Commingled Fund	59,711,283
*	Fidelity Institutional Asset Management Target Date 2050 Commingled Pool - Class S	Commingled Fund	39,831,762
*	Fidelity Institutional Asset Management Target Date 2055 Commingled Pool - Class S	Commingled Fund	20,663,668
*	Fidelity Institutional Asset Management Target Date 2060 Commingled Pool - Class S	Commingled Fund	4,532,707
*	Fidelity Institutional Asset Management Target Date Income Commingled Pool - Class S	Commingled Fund	3,660,546
*	Fidelity U.S. Bond Index Fund	Registered Investment Company	8,771,149
	Janus Henderson Enterprise Fund - Class N	Registered Investment Company	29,562,704
	JPMorgan U.S. Equity Fund - Class R6	Registered Investment Company	37,065,108
	JPMorgan Equity Income Fund - Class R6	Registered Investment Company	30,325,958
	Principal Life Insurance Company	Fully Benefit Responsive Investment Contract	10,955,292
	Vanguard Mid-Cap Index Fund - Institutional Shares	Registered Investment Company	12,286,245
	Vanguard Small-Cap Index Fund - Institutional Shares	Registered Investment Company	11,827,415
	Victory Sycamore Small Company Opportunity Fund - Class I	Registered Investment Company	6,153,498
	Virtus KAR Small-Cap Growth Fund Class R6	Registered Investment Company	5,893,411
	Wells Fargo Special Mid Cap Value Fund - Class R6	Registered Investment Company	22,013,458
	Western Asset Core Plus Bond Fund - Class IS	Registered Investment Company	37,024,295
*	Fidelity Managed Income Portfolio II - Class II	Common Collective Trust Fund	75,671,789
*	AmerisourceBergen Common Stock Fund	Common Stock Fund	60,761,446
*	Participant Loans	Interest rates from 3.00% to 10.50%	23,946,109
	Total		$1,103,226,099
___________________________
* Party-in-interest

Note: Cost information has not been presented as all investments are participant directed.

Exhibit Number	Description
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AmerisourceBergen Employee Investment Plan

By: /s/     Silvana Battaglia

Silvana Battaglia
Executive Vice President and
Chief Human Resources Officer
AmerisourceBergen Corporation

June 17, 2019